

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

<u>Via E-mail</u>
Jerry Pascucci
President and Director, Sydling Futures Management LLC
Cavendish Futures Fund LLC
c/o UBS Alternatives LLC
1285 Avenue of the Americas, 13th Floor
New York, NY 10019

Re: Cavendish Futures Fund LLC
        Form 10-12G
        Filed May 29, 2014
        File No. 000-55213

Dear Mr. Pascucci:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Tom Kluck

                                    Tom Kluck
                                    Legal Branch Chief

cc: Daryl Dewbrey, Via E-mail
       Jennifer Magro, Via E-mail
       Rita Molesworth, Via E-mail